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                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of June 16, 1997

                       Micro Focus Public Limited Company
                 (Translation of Registrant's Name into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the Registrant files or will file annual reports under the cover of Form 20-F or Form 40-F.)

      Form 20-F ___X__                                Form 40-F ______

     (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes ___X__                                      No _____

     (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-795.)



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FOR IMMEDIATE RELEASE

         Editorial Contacts:
         Dan Spalding                           Mary Carlisle
         Micro Focus                            Miller/Shandwick Technologies
         (415) 843-7358                         (415) 962-9550
         jds@microfocus.com                     mcarlisle@miller.shandwick.com


                MICRO FOCUS(R) INTRODUCES COMPREHENSIVE SOLUTION
                              FOR YEAR 2000 CRISIS

      SoftFactory/2000 Provides Significant Efficiency Improvement through
                   Intelligent, Rules-Based Windowing Solution

NEW YORK - June 16, 1997 - Micro Focus (NASDAQ:MIFGY), a leading supplier of tools and solutions for the development and maintenance of enterprise application systems, today at PC Expo announced SoftFactory/2000(TM), a comprehensive Year 2000 (Y2K) toolset and methodology that enables IT organizations to correct Y2K problems with intelligent rules specifically optimized for logic-based remediation. Customer demand is rapidly shifting to this approach as time is running short. This solution allows software systems to continue operation after 1999 and addresses date problem criteria more efficiently than current industry methods.

         Micro Focus has leveraged more than 20 years of experience in maintaining legacy systems to create SoftFactory/2000. SoftFactory/2000 helps solve the impending Y2K date change crisis that will affect every organization whose systems depend on date fields in COBOL-based legacy systems. Many of the systems which are not Y2K compliant will fail or produce inaccurate results after 1999. Gartner Group estimates that it will cost as much as $650 billion to fix Y2K bugs nested within the 220 billion lines of COBOL code in use.

         "We have used Micro Focus products as a part of our service offering to clients and have developed an appreciation for the company's ability to deliver tools needed to meet the challenges of changing business needs," said Penny Quist, manager of Analyst International Corporation's Year 2000 Practice. "Year 2000 software compliance is a particularly pressing challenge, since companies and institutions face an absolutely unyielding deadline of Dec. 31, 1999 -- just more than 2-1/2 years away now."

         SoftFactory/2000 is specifically optimized for a "windowing" solution and identifies only those dates which require fixing, such as dates used in some calculations and comparisons. Windowing leaves the two-digit dates in place, but adds logic to differentiate between centuries.

         "In a perfect world, doing four-digit expansion was a flawless solution, but the time for that procedure has come and gone," said Peter de Jager, speaker, consultant and president of de Jager and Company Ltd. "We are now in a position where time is driving the industry, and windowing and utilizing technology optimized for windowing is the only way to reach compliance by the year 2000."

         SmartFind/2000(TM),   an  intelligent  rules-based  analysis  tool  for
identifying lines of COBOL code that require remediation to become Y2K compliant, is the core of the SoftFactory/2000 solution. SmartFind/2000 is highly optimized for Y2K conversions utilizing logic-based windowing fixes to the century date-change problem. SmartFind/2000 is a dramatic improvement over existing date pattern recognition-based tools because it minimizes labor-intensive operations and identifies dates that would otherwise be missed because of naming conventions. The rules-based detection methodology of SmartFind/2000 is considerably more effective than other methods which identify date fields that do not need conversion and require extensive manual intervention.

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         "The  deadline  for fixing Year 2000 bugs cannot be  extended,  and the
SoftFactory/2000 approach will help IT departments slash implementation time and budget with proven parsing technology and highly sophisticated and comprehensive logic-based rules," said Peter Katz, Micro Focus Year 2000 Solution general manager. "Not only does Micro Focus deliver a complete solution that works across all types of code and scales up to the largest systems, but we deliver a solution that users can implement quickly for a real competitive advantage."

         SoftFactory/2000 also includes Revolve/2000(TM), a proven tool for identifying and categorizing Y2K code in several languages and supporting multiple Y2K conversion methodologies; Process/2000(TM), a proven planning and implementation guide for Y2K conversions; and Workbench/2000(TM), a comprehensive development and testing environment for Y2K modified code.

         SoftFactory/2000's technology advances address the shortage of time remaining until the Year 2000, as well as the escalating costs and shrinking availability of trained resources for the Y2K problem. SmartFind/2000 enables Micro Focus to deliver a solution that defines the least expensive, lowest risk plan to eradicate Y2K code errors. Whether implemented in-house, combined with Micro Focus' consulting services, or with assistance from Micro Focus Y2K consulting partners, SoftFactory/2000 enables IT organizations to establish an on-site Y2K code conversion factory using Windows NT or Windows 95.

     SoftFactory/2000 is available today from Micro Focus, as well as through Micro Focus' network of Y2K solution partners.

     Micro Focus provides tools and technology to help corporations meet changing business requirements. The company's state-of-the-art programming solutions allow application developers to manage and extend their enterprise applications for: Distributed Computing - developing and deploying production systems in distributed environments; Legacy Solutions - moving application development and maintenance off the mainframe; and Year 2000 assessment and implementation - providing solutions for preparing systems to handle the millennium date change.

     In the U.S., Micro Focus is located at 2465 East Bayshore Road, Palo Alto, Calif. 94303. Telephone: 415-856-4161. In the U.K., the company is located at The Lawn, Old Bath Road, Newbury, England, RG14 1QN. Telephone: 01635-32646. For additional information on Micro Focus and its products, visit Micro Focus' Web site at http://www.microfocus.com.

                                      # # #

Micro Focus is a registered trademark of Micro Focus. All other companies and products as they appear in this release are trademarks or registered trademarks of their respective holders.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Micro Focus Group Public Limited Company
                                                  (Registrant)


Date:  September 25, 1997            By:   /s/ Loren E. Hillberg
                                        ---------------------------------
                                        Loren E. Hillberg
                                        Vice President and General Counsel